Brazen Bio Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Days Ended June 11, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Brazen Bio Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of June 11, 2021 and the related statements of operations, statement of cash flows, and statement of changes in stockholders' equity for the days then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 11, 2021

Vincenzo Mongio


Brazen Bio Inc.
Balance Sheet
As of June 11, 2021


		2021
Assets		
Cash	$	90
Total Assets	$	-
Liabilities		
Share Payable	$	90
Total Liabilities	$	90
Stockholders' Equity		
Common Stock	$	-
Additional Paid In Capital	$	-
Retained Earnings	$	-
Total Stockholders' Equity	$	-
Total Liabilities and Stockholders' Equity	$	90


Brazen Bio Inc.
Statement of Operations
For the Days Ended June 11, 2021


		2021
Income		
Revenue	$	-
Total Income	$	-
Selling, General and Administrative Expenses		
Selling, General and Administrative Expenses	$	-
Total Selling, General and Administrative Expenses	$	-
Net Loss from Operations	$	-


Brazen Bio Inc.
Statement of Cash flows
For the Days Ended June 11, 2021


	2021
Cash flows from Operating Activities:	
Net Loss	$ -
Increase in Share Payable	$ 90
Net Cash provided by Operating Activities	$ 90
Cash Flows from Investing Activities:	
Net Cash provided by Investing Activities	$ -
Cash Flows from Financing Activities:	
Contributions from Member	$ -
Net Cash provided by Financing Activities	$ -
Net (decrease) increase in Cash and Cash equivalents	$ 90
Cash and Cash Equivalents at the beginning of the period	$ -
Cash and Cash Equivalents at the end of the period	$ 90


Brazen Bio Inc.
Statement of Changes in Stockholders' Equity
As of June 11, 2021


	Common Stock,		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	# of Shares	$.00001 Par			
Balance on May 27, 2021	-	$ -	$ -	$ -	$ -
Net Income	-	$ -	$ -	$ -	$ -
Balance on June 11, 2021	-	$ -	$ -	$ -	$ -

Brazen Bio Inc.
Notes to the unaudited Financial Statements
June 11, 2021

Note 1 – Organization and Nature of Activities

Brazen Bio Inc. ("the Company") is a corporation formed under the laws of the State of Delaware on May 27th, 2021. The company is building a biotech ecosystem with a vision of launching new companies and technologies to advance human health. The Company's first program is the Brazen Incubator: a fully-funded biotech fellowship for rising bioentrepreneurs. Included will be 24/7 access to a new laboratory facility with over $1.5M in equipment plus funding, housing, services, and ongoing support.

The Company will conduct an equity crowdfunding offering within 2021 for the purposes of raising operating capital.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

Our standalone financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of marketing, payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 11, 2021. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 – Stockholder's Equity

The company has authorized 15,000,000 shares of common stock with a par value of $.00001 each and as of the date of this review, none were issued and outstanding.

The Company did grant its founders 8,700,000 in shares subject to a 4 year vesting period and one year cliff.

Note 5 – Subsequent Events

The Company has issued these financial statements as of the date of the review. As such, there were no subsequent periods that required review of events for potential recognition or disclosure in this report.

Note 6 – Related Party Transactions

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

Note 7 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 8 – Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are described as follows:

COVID-19: Since June 11, 2021 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The company has been negatively impacted by COVID-19, but has determined that these events are non-adjusting events. Accordingly, the financial position and results of operations as of and for the days ended June 11, 2021 have not been adjusted to reflect their impact.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing this person's regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent this person's involvement, the business will likely incur a period of reduced output and operations.

If we do not develop successful new services or improve existing ones, our business will suffer.

Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve services both independently and together with third parties. We may introduce significant changes to our existing services or develop and introduce new and unproven services, including technologies with which we have little or no prior development or operating experience.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual reports; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following an IPO, if pursued.